July 1, 2024
U.S. Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549
Attention:	Michael Purcell Daniel Morris

Re:	Icon Energy Corp. Registration Statement on Form F-1 File No. 333-279394

Ladies and Gentlemen:
Reference is made to the draft registration statement on Form F-1 of Icon Energy Corp. (the “Company”) that was submitted to the U.S. Securities and Exchange Commission (the “Commission”) for confidential review on December 19, 2023, and thereafter amended on January 26, 2024 and April 1, 2024 to, among other things, respond to comments received from staff of the Commission (the “Staff”). On May 14, 2024, the Company publicly filed with the Commission its Registration Statement on Form F-1, which was thereafter amended on May 31, 2024, June 12, 2024, and June 21, 2024 (the “Registration Statement”) to, among other things, respond to comments received from the Commission.
By letter dated June 28, 2024, the Staff provided the Company with additional comments to the Registration Statement (the “Comment Letter”). The Company is today filing Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter.
Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.
Dividend Policy, page 47
1.	Please revise your disclosures related to the dividends that you expect to pay during the one-year period following the initial public offering to address the following:
•	Clarify the total amount of the dividends you expect to pay during the one-year period and whether the Series A will participate in the expected dividend on an as-converted basis.
•
If the Series A will participate, disclose the amount of the total dividend payment that would be allocable to Ismini Panagiotidi, as a common shareholder and the sole holder of the Series A, assuming the mid-point initial public offering price.

•	State whether your dividend policy is reflected in any written policies of the company.
•	Describe whether Ismini Panagiotidi will have the ability to influence the dividend policy by virtue of her role as Chief Executive Officer and her ownership of common, Series A and Series B shares.
Provide the disclosures requested above, as applicable, in the Summary, Risk Factors, Dividend Policy, and Related Party Transactions sections.
In response to the Staff’s comment, the Company respectfully advises the Staff of the following:
•
The Company has revised its disclosure in the Amended Registration Statement to (i) clarify that it expects to pay regular quarterly cash dividends on its common shares during the one-year period following its initial public offering, in the aggregate amount of $500,000 for the year, and (ii) specifically state that holders of Series A Preferred Shares do not have the right to participate, on an as-converted basis or otherwise, in regular cash dividends declared and paid on the Company’s common shares.

The Company has further amended and restated the Statement of Designations with respect to the Series A Preferred Shares to clarify that holders of Series A Preferred Shares do not have the right to participate, on an as-converted basis, in regular cash dividends declared and paid on the Company’s common shares, and has filed a copy of the Amended and Restated Statement of Designations as Exhibit 3.3 to the Amended Registration Statement.
•
In response to the Staff’s comment, the Company advises the Staff that its dividend policy is not reflected in any written policies of the Company. The Company has included this disclosure in the Amended Registration Statement under the heading “Dividend Policy.”

•
As stated throughout the Amended Registration Statement, Mrs. Panagiotidi will beneficially own the majority of the Company’s voting power, and therefore, she will have the ability to control the Company and its affairs.  In response to the Staff’s comment, the Company has revised its disclosure in the Amended Registration Statement, where appropriate, to further state that she will have the ability to exert significant influence on corporate decisions of the Company, including with respect to, among other things, the Company’s business direction, capital structure, and dividend policy.

Exhibits
2.
Please instruct your counsel to revise the opinion to include the preferred share purchase right or tell us why you do not believe you are required to do so. Refer to Staff Legal Bulletin No. 19 and Question 116.16 of Securities Act Forms Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the opinion of counsel included as Exhibit 5.1 in the Amended Registration Statement to address the preferred share purchase rights that will be attached to the common shares.
3.	Please update your fee table to reflect the preferred share purchase right.
In response to the Staff’s comment, the Company has revised the fee table to reflect the preferred share purchase rights that will be attached to the common shares.
*     *     *     *     *
If you have any questions or comments concerning this letter, please feel free to contact Filana R. Silberberg, Esq. at (212) 922-2225 or Will Vogel, Esq. at (212) 922-2280.

Yours sincerely,

Watson Farley & Williams LLP

By:	/s/ Filana R. Silberberg
Filana R. Silberberg, Esq.